15045565

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 24 2015
Washington DC
404

SEC FILE NUMBER
8- 52463

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Crestone Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1050 Walnut Street, Suite 402
(No. and Street)

Boulder (City) Colorado (State) 80302 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Doug Bonnette (303) 442-4447
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EKS&H LLLP
(Name – *if individual, state last, first, middle name*)

7979 East Tufts Avenue, Suite 400 (Address) Denver (City) Colorado (State) 80237 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Doug Bonnette, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crestone Securities, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Manager
Title

Notary Public

OANA BOLTON
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 19974014060
MY COMMISSION EXPIRES 10/30/2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRESTONE SECURITIES LLC

Financial Statements
and
Independent Auditors' Report

December 31, 2014

CRESTONE SECURITIES LLC

Table of Contents

Page

Independent Auditors' Report 1

Financial Statements

Statement of Financial Condition 3

Statement of Operations 4

Statement of Changes in Member's Equity 5

Statement of Cash Flows 6

Notes to Financial Statements 7

Supplementary Information

Schedule I - Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission 11

Report of Independent Registered Accounting Firm 12

EKS&H
AUDIT | TAX | CONSULTING

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2521
P: 303-740-9400
F: 303-740-9009
www.EKSH.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Crestone Securities LLC
Boulder, Colorado

We have audited the accompanying financial statements of Crestone Securities LLC (the "Company") (a Colorado limited liability company), which are comprised of the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, which are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Crestone Securities LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

EKS+H LLLP

EKS&H LLLP

February 3, 2015
Denver, Colorado

CRESTONE SECURITIES LLC

Statement of Financial Condition
December 31, 2014

Assets

Assets		
Cash	$	50,627
Deposit with the clearing broker		50,000
Accounts receivable		1,004
Prepaid expenses		11,523
Total assets	$	113,154

Liabilities and Member's Equity

Liabilities		-
Contingencies		-
Member's equity		113,154
Total liabilities and member's equity	$	113,154

See notes to financial statements.

CRESTONE SECURITIES LLC

Statement of Operations
For the Year Ended December 31, 2014

Revenue	
Mutual fund marketing and distribution fees	$ 30,472
Service fees - related party	192,000
Total revenue	222,472
Expenses	
Management fees - related party	102,000
Clearing fees	84,003
General and administrative	23,657
Software expenses	18,808
Professional fees	8,615
Total expenses	237,083
Net loss	$ (14,611)

See notes to financial statements.

CRESTONE SECURITIES LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2014

Balance - December 31, 2013	$	115,674
Contributions from member		12,091
Net loss		(14,611)
Balance - December 31, 2014	$	113,154

See notes to financial statements.

CRESTONE SECURITIES LLC

Statement of Cash Flows
For the Year Ended December 31, 2014

Cash flows from operating activities		
Net loss	$	(14,611)
Adjustments to reconcile net loss to net cash used in operating activities		
Changes in assets and liabilities		
Accounts receivable		(1,004)
Prepaid expenses		598
Net cash used in operating activities		(15,017)
Cash flows from financing activities		
Contributions from member		12,091
Net decrease in cash		(2,926)
Cash - beginning of year		53,553
Cash - end of year	$	50,627

See notes to financial statements.

Note 1 - Description of Business and Summary of Significant Accounting Policies

Crestone Securities LLC (the "Company") is a Colorado limited liability company and is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act"). The Company was formed on January 4, 2000 and commenced operations in August of 2000. The Company's operating agreement calls for the Company to cease existence in February 2020. The Company's sole member is Crestone Capital Advisors, LLC. The Company serves as the broker-dealer for certain security trades executed in portfolios managed by an affiliate of its sole member.

The Company operates pursuant to Rule 15c3-3(k)(2)(B) of the Act and does not carry customer accounts or clear customer transactions. Accordingly, all transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that its clearing broker will keep such records of the transactions effected and cleared in the customer accounts as are customarily kept by a clearing broker pursuant to Rules 17a-3 and 17a-4 of the Act and perform all services customarily incident thereto. All customer funds and securities received, if any, are transmitted directly to the clearing broker. Therefore, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3 of the Act.

The Company is part of a group of entities affiliated through common ownership. Accordingly, this affiliation and other related party disclosures must be taken into consideration in reviewing the accompanying financial statements (Note 2). The operating results of the Company could vary significantly from those that would have been obtained had the Company operated with unaffiliated parties.

Cash

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests. The Company had no cash equivalents as of December 31, 2014.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and deposits with the clearing broker. The Company places its temporary cash investments and deposits with the clearing broker, which management believes is a high-credit, quality financial institution.

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash, deposit with the clearing broker, and other assets approximated fair value as of December 31, 2014 because of the relatively short maturity of these instruments.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Deposit With the Clearing Broker

Deposit with the clearing broker includes funds deposited with the clearing broker to offset certain risks assumed by the clearing broker related to clearing and settling securities and cash transactions on behalf of the Company's customers.

Revenue Recognition

The Company records securities transactions and related revenue and expenses on a trade date basis, which is the date that the transactions are executed. Service fees are recognized in the period during which they are earned.

Income Taxes

The Company is not considered a separate taxable entity for income tax purposes. Accordingly, all taxable income and losses are reported on the income tax return of the member, and no provision for income taxes has been recorded in the accompanying financial statements.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The result of the reassessment of tax positions in accordance with these provisions did not have an impact on the Company's financial statements. Tax years that remain subject to examination by taxing authorities include 2010 and 2011 through the current period for state and federal tax reporting purposes, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated all subsequent events through the audit report date, which is the date the financial statements were available to be issued. There were no subsequent events requiring additional disclosure as of that date.

Note 2 - Related Party Transactions

As discussed in Note 1, the Company serves as the broker-dealer for an affiliate of its sole member. All of the Company's revenue is derived from mutual fund marketing and distribution fees relating to securities transactions executed in portfolios managed by an affiliate of its sole member and from service fee revenue as described below.

The Company entered into a service fee agreement with an affiliate of its sole member in which the Company has agreed to provide brokerage services in exchange for a monthly fee of $16,000. Service fees earned during the year ended December 31, 2014 were $192,000.

The Company has a management agreement with its sole member whereby the Company is provided office space and administrative support for a monthly fee of $8,500. The Company incurred $102,000 of expenses under the agreement during the year ended December 31, 2014, all of which was paid during 2014.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital of $5,000. The Company's net capital at December 31, 2014 was $100,627. Net capital may fluctuate on a daily basis. Additionally, SEC Rule 15c3-1 requires that the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's indebtedness to net capital ratio was 0 to 1 as of December 31, 2014.

Note 4 - Contingencies

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's clearing deposit from this clearing broker could be subject to forfeiture.

SUPPLEMENTARY INFORMATION

Schedule I
Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2014

Net Capital

Total member's equity	$	113,154
Deductions		
Non-allowable assets- accounts receivable - prepaid expenses		(12,527)
Net capital		100,627
Minimum requirements of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater		5,000

Aggregate Indebtedness

Excess net capital	$	95,627
Aggregate indebtedness	$	0
Ratio of aggregate indebtedness to net capital		0%

Note: There are no differences in the above computation of net capital pursuant to SEC Rule 15c3-1 and the corresponding computation as filed by the Company with the unaudited Form X-17a-5 as of December 31, 2014.

EKS&H
AUDIT | TAX | CONSULTING

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2521
P: 303-740-9400
F: 303-740-9009
www.EKSH.com

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Member
Crestone Securities LLC
Boulder, Colorado

We have reviewed management's statements, included in the accompanying exemption report, in which Crestone Securities LLC (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k), under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions"), and the Company stated that it has met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.15c3-3(k)(2)(ii) under the Securities Exchange Act of 1934.

EKS+H LLLP
EKS&H LLLP

February 3, 2015
Denver, Colorado

Crestone Securities LLC
EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Crestone Securities LLC is a broker/dealer registered with the SEC and FINRA.
- Crestone Securities LLC claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended December 31, 2014.
- Crestone Securities LLC is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of specific conditions are as follows:
    - The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who clears all customer transactions on a fully-disclosed basis with a clearing broker-dealer, and who promptly transmits all customer funds and securities to such clearing broker-dealer.
- Crestone Securities LLC has met the identified exemption provisions throughout the fiscal year ended December 31, 2014 without exception.
- Crestone Securities LLC has not recorded any exceptions to the exemption for the fiscal year ended December 31, 2014.

The above statement is true and correct to the best of my and the firm's knowledge.

Signed:

Financial Operations Principal
Crestone Securities LLC